Exhibit 21.2

Subsidiaries of NorthStar Earth & Space Inc.

Name of Entity	Jurisdiction of Incorporation/Formation
Northstar Earth& Space Europe S.a.r.l	Luxembourg
NorthStar Earth & Space Systems, Inc.	Delaware
NorthStar Recovery GP, Inc.	Canada